Leonard W. Burningham

Lawyer

Hermes Building - Suite 205

455 East Fifth South

Salt Lake City, Utah 84111-3323

Of Counsel

 Telephone (801) 363-7411

Branden T. Burningham, Esq.

Fax (801)355-7126

Bradley C. Burningham, Esq.

            email lwb@burninglaw.com

May 19, 2008

Securities and Exchange Commission

Via EDGAR

Re:

Digitiliti, Inc. Form 10/A-1 Registration Statement

CIK 0001411658

Dear Ladies and Gentlemen:

We have amended the original Form 10 with changes to the financial statements to make them more legible.  The changes are on pages 52 and 69, where there were lines that overlapped each other.

Very sincerely yours,

/s/Leonard W. Burningham

Leonard W. Burningham

LWB/sg